                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K



(Mark One)

  (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended       DECEMBER 31, 1997
                              --------------------------------


                                      OR

  ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       Commission File Number                           0-14951
                                                        -------

                    BUTLER SERVICE GROUP, INC. 401(K) PLAN
                    --------------------------------------
                              (Full name of plan)


                          BUTLER INTERNATIONAL, INC.
                          --------------------------
            (Exact name of registrant as specified in its charter)



            MARYLAND                              06-1154321
     ------------------------------              ------------------
     (State or other jurisdiction of             (I.R.S. Employer
     incorporation or organization)              Identification No.)


                110 Summit Avenue, Montvale, New Jersey  07645
              --------------------------------------------------
              (Address of principal executive offices)  (Zip Code)


       Registrant's telephone number, including area code  (201) 573-8000
                                                           --------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X  .   No    .
    ----       ----

BUTLER SERVICE GROUP, INC.
401(K) PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                           Page
                                                                           ----

INDEPENDENT AUDITORS' REPORT                                                  3

FINANCIAL STATEMENTS:

        Statements of Net Assets Available for Benefits as of December 31,
        1997 and 1996                                                         4

        Statement of Changes in Net Assets Available for Benefits for the
        year ended December 31, 1997                                          5

        Notes to Financial Statements                                      6-12

SUPPLEMENTAL SCHEDULES:

        Item 27a of Form 5500 - Schedule of Assets Held for Investment
        Purposes at December 31, 1997                                     13-19

        Item 27d of Form 5500 - Schedule of Reportable Transactions
        for the year ended December 31, 1997                                 20

        Supplemental schedules not included herein are omitted due to the absence of conditions under which they are required.

EXHIBIT 1 - Independent Auditors' Consent                                    21

INDEPENDENT AUDITORS' REPORT


Trustees
Butler Service Group, Inc.
401(k) Plan
Montvale, New Jersey


We have audited the accompanying statements of net assets available for benefits of the Butler Service Group, Inc. 401(k) Plan ("the Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996 and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1997 and (2) reportable transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audits of the basic 1997 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
-------------------------
Parsippany, New Jersey
June 26, 1998

BUTLER SERVICE GROUP, INC.
401(K) PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------


                                                                           1997                       1996
                                                                           ----                       ----
ASSETS:
Investments at fair value / face value (Note C)                        $33,406,373                $24,769,775
Contributions receivable, employees                                        599,772                    562,881
Contributions receivable, employer                                         355,694                    878,691
Accrued interest                                                           111,114                     92,646
                                                               -------------------        -------------------

          Total Assets                                                  34,472,953                 26,303,993
                                                               -------------------        -------------------

LIABILITIES:

Accrued expenses                                                            16,663                     23,238
                                                               -------------------        -------------------

          Total Liabilities                                                 16,663                     23,238
                                                               -------------------        -------------------

NET ASSETS AVAILABLE FOR BENEFITS                                      $34,456,290                $26,280,755
                                                               ===================        ===================


See notes to financial statements.

BUTLER SERVICE GROUP, INC.
401(K) PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1997


--------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Contributions from employees                                    $   9,122,426
   Contributions from employer
                                                                       1,401,568
   Investment income                                                     802,313
   Net realized and unrealized appreciation in
       fair value of investments                                       4,791,438
                                                               -----------------

       Total Additions                                                16,117,745
                                                               -----------------


DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Distributions to participants                                       7,575,208
   Investment and administrative management fees                         367,002
                                                               -----------------

       Total Deductions                                                7,942,210
                                                               -----------------

NET INCREASE IN NET ASSETS AVAILABLE FOR
   BENEFITS                                                            8,175,535

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                                                  26,280,755
                                                               -----------------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                                                      $ 34,456,290
                                                               =================



See notes to financial statements.

BUTLER SERVICE GROUP, INC.
401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------

A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The accompanying financial statements are prepared on the accrual basis of accounting and are presented in accordance with the Employee Retirement Income Security Act of 1974 ("ERISA").

  Certificates of deposit are stated at face value. US Government obligations and equity investments are stated at fair value as determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

B.  PLAN DESCRIPTION

The following description provides general information, refer to the plan document for a more detailed description.

  On July 1, 1990, Butler Service Group, Inc. ("the Company") established a 401(K) Plan which was adopted by its wholly-owned subsidiaries. The 401(K) Plan is a continuation of the Butler Service Group, Inc. Investment Savings Plan and is designed to provide an incentive for employees of the Company to save regularly through payroll deductions and possible matching contributions by the Company. Effective January 1, 1992, all employees were eligible to participate in the Butler Service Group, Inc. 401(K) Plan.

  There are seven investment funds offered under the 401(K) Plan - the Fixed Income Fund, which invests primarily in FDIC insured certificates of deposit and money market funds, the Small to Mid-Cap Equity Fund, which invests in a diversified common stock portfolio of representative industries and corporations, primarily small to mid-capitalization in size, the Mid to Large-Cap Equity Fund, which invests in a diversified common stock portfolio of growth companies, primarily large and medium capitalization, the Enhanced Large-Cap Index Fund, which maintains industry and sector weightings similar to the S&P 500 Index, but seeks to enhance returns with fewer, but stronger stocks within the various sectors, the Butler International ("BI") Stock Fund which is a qualified employer security under ERISA, the Balanced Fund, which invests 60 to 65% in equities and 35 to 40% in government bonds and cash equivalents, and the International Fund which generally invests in securities of foreign issuers located in Europe, the Pacific Rim, Canada and Central and South America.

  A participant in the 401(K) Plan has the choice of saving on a before-tax basis, by payroll deduction, any amount from 1% to 20% (in whole percentages) of total payroll each payroll period, an "elective deferral contribution." By law, the elective deferral contribution, per participant, under this Plan and all similar plans is limited during any calendar year. In addition, the elective deferral contribution for a highly compensated employee (an employee earning over $80,000 for 1997), during the year relative to the elective deferral contributions of other participants of the Plan could exceed the amount permitted by law. Should this occur, the elective deferral contributions of the highly compensated employees may be reduced during the Plan year to the extent necessary to satisfy the legal limitation or any excess deferral contributions may be recharacterized or refunded after the end of the Plan year. Refunds to highly compensated employees for the Plan years 1997 and 1996 were $293,132 and $1,061,532, respectively.

  A participant may allocate a specified percentage of the contribution in any or all of the seven funds in multiples of 10%.

  The Company is not required to make any contributions to the Plan, but the Company may decide, at its sole discretion, to make a matching contribution for a Plan year. For any Plan year that the Company decides to make a matching or partial contribution, it will deposit in the BI Stock Fund an amount which will be allocated in proportion to the elective deferral contributions made by the Plan participants for that Plan year. In 1997 and 1996 the Company made contributions of $1,073,892 and $878,691, respectively, to the Plan in accordance with a customer contract, which was funded by the customer. In 1997, the Company made matching contributions of approximately $328,000.

  Each participant is permitted to change the elective deferral contribution rate by completing the Change in Status Form and filing it with the Plan's Administrative Committee. The elective deferral contribution rate is adjusted after the Committee receives and processes the Change in Status Form.

  A participant may fully discontinue the elective deferral contribution as of the first day of any month by written notice to the Plan's Administrative Committee at least fifteen days before the date on which the discontinuance is to take effect. A discontinuance of the elective deferral contribution is only permitted once during any Plan year and will automatically require the discontinuance of any Company matching contributions to the Matching Contribution Account. The elective deferral contribution may be resumed as of any January, April, July, or October 1 by written notice to the Committee at least fifteen days before a participant intends for the contributions to be resumed.

  Participants may withdraw funds while employed only from accounts in which they are fully vested after attaining age 59 1/2. Prior to attaining age 59 1/2 a withdrawal may be made for financial hardship. Only one withdrawal may be requested during any Plan year for reasons other than financial hardship. The minimum amount available for a withdrawal is $500. If the participant has an outstanding loan, the amount of funds available for withdrawal may be limited. Withdrawals may be made as of any January 1, April 1, July 1, or October 1 from any of the funds in which the participant's accounts are invested. A participant will have a 100% vested interest in all accounts upon retirement at or after age 65, in the event of a permanent disability or in the event of death prior to termination of employment. Upon termination of employment, the value of the vested accounts will be paid in a lump sum. After completing three years of service with the Company, a participant is entitled to the full value of the Matching Contribution Account, if any.

  Participants may borrow up to 50% of the vested portion of their account balance, subject to a maximum of $50,000. Only one loan will be granted at a time and must be repaid in full before another loan can be requested. The minimum loan amount is $1,000. Loans are subject to an interest rate based on the rate charged, as of the date the loan is granted, by the Company's principal banking institution for loans granted under similar circumstances. Loans must be repaid within such period as agreed to by the participant and the Plan's administrative committee, up to a maximum of five years. However, if the loan is made for the purchase or construction of the participants principal place of residence, the repayment period may be longer than five years. Repayments will normally be made through payroll deductions.

  Although the Company has not expressed any intent to do so, in the event the Plan is terminated, all participants will be 100% vested in all their accounts and benefits will be payable strictly under the terms of the Plan. Benefits under defined contribution plans of the 401(K) type are not insured by the Pension Benefit Guaranty Corporation.


  C.   PLAN INVESTMENTS

       Plan investments are summarized as follows:

                                                                   December 31,            December 31,
                                                                       1997                    1996
                                                                       ----                    ----
       Fixed Income Fund:
            Fixed Income Fund - Certificates of
               deposit at fair value                           $      8,922,000                7,867,000
            PW Retirement Money Fund                                    139,331                  359,407
            Loans to participants                                       231,991                  178,416
                                                              -----------------         ----------------
       Total Fixed Income Fund                                        9,293,322                8,404,823
                                                              -----------------         ----------------

       Balanced Fund:
            Equity Account - US Government
               obligations at fair value                                599,986                1,021,570
            Equity Account - Stocks & Bonds
               at fair value                                          2,847,402                1,514,513
            Sansom Money Market Portfolio                               261,455                  131,520
            Loans to participants                                        57,557                   18,231
                                                              -----------------         ----------------
       Total Balanced Fund                                            3,766,400                2,685,834
                                                              -----------------         ----------------

       Mid to Large Cap Equity Fund:
            Equity Account - Stocks
               at fair value                                          1,409,818                  355,565
            PaineWebber Cashfund                                        141,061                  136,160
            Loans to participants                                         9,148                     (275)
                                                              -----------------         ----------------
       Total Mid to Large Cap Equity Fund                             1,560,027                  491,450
                                                              -----------------         ----------------

       Small to Mid Cap Equity Fund:
            Equity Account - Stocks
               at fair value                                          8,891,839                6,189,732
            Sansom Money Market Portfolio                               592,737                1,603,679
            Loans to participants                                       165,466                   76,193
                                                              -----------------         ----------------
       Total Small to Mid Cap Equity Fund                             9,650,042                7,869,604
                                                              -----------------         ----------------

       International Fund:
            Equity Account - Stocks
               at fair value                                          2,503,822                2,069,038
            Sansom Money Market Portfolio                               268,805                  152,988
            Loans to participants                                        35,082                   17,487
                                                              -----------------         ----------------
       Total International Fund                                       2,807,709                2,239,513
                                                              -----------------         ----------------

       Large Cap Equity Fund:
            Equity Account - Stocks
               at fair value                                            234,452               -
            Cash                                                          8,650               -
            Loans to participants                                         1,010               -
                                                              -----------------         ----------------
       Total International Fund                                         244,112               -
                                                              -----------------         ----------------

       Butler International ("BI") - Stock Fund:
            BI Common Stock at fair value,
               334,934 shares at December 31, 1997
               and 288,678 shares at December 31, 1996                5,861,345              2,958,950
            PW Retirement Money Fund                                     29,159                    415
            Loans to participants                                       113,482                 52,980
                                                              -----------------     ------------------
       Total BI - Stock Fund                                          6,003,986              3,012,345
                                                              -----------------     ------------------

       Distribution Account:
            PW Retirement Money Fund
            Cash                                                         80,775                 66,206
                                                                              -                      -
                                                              -----------------     ------------------
       Total Distribution Account                                        80,775                 66,206
                                                              -----------------     ------------------
       Total Investments, at fair value/contract value         $     33,406,373      $      24,769,775
                                                              =================     ==================


                                                                   Year Ended
                                                                  December 31,
       Net realized and unrealized appreciation                       1997
                                                                ----------------
         (depreciation) in investments:
            US government obligations                         $          41,330
            Certificates of deposit                                     (4,510)
            Equity investments                                        4,754,618
                                                              =================
                     Total                                    $       4,791,438
                                                              =================

       Investment income:
            Interest                                          $         555,507
            Dividends                                                   246,597
            Cash in lieu of fractional shares                               209
                                                              =================
                     Total                                    $         802,313
                                                              =================

D.  BENEFITS PAYABLE

  The amounts payable to the Plan participants who have terminated or withdrawn from the plan were $1,273,758 and $562,916 at December 31, 1997 and 1996, respectively.

E.  TAX STATUS

  The Internal Revenue Service has determined that the Plan is a qualified plan under Section 401(a) of the Code with an associated trust exempt from tax under
Section 501(a). The most recent favorable letter of determination on the qualified status of the Plan was issued by the Internal Revenue Service ("IRS") on April 22, 1996. The Plan sponsor and the Plan's tax counsel believe that the Plan as currently designed and operated is in compliance with the applicable requirements of the Internal Revenue Code. Therefore, there is no provision for income taxes in the financial statements.

F.  ADMINISTRATION OF PLAN ASSETS

  Through June 1998, contributions were held and managed by PaineWebber, Inc. ("the trustee"), which invests cash received, interest and dividend income and makes distributions to participants. The trustee also administers the payment of interest and principal on the participant loans. Effective June 1998, the Plan trustee was changed to the Prudential Bank and Trust Company.

  Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain plan administration expenses are borne by the Plan.

G.  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY FUND
(in thousands)

                                                      Mid to    Small to
December 31, 1997                 Fixed   Balanced    Lg. Cap    Mid Cap    Int'l   Lg. Cap      BI-    Distribution
-----------------                Income       Fund       Fund      Fund      Fund     Fund     Stock     Account    Total
                                 ------       ----       ----      ----      ----     ----     -----     -------    -----
  Assets:
    Net investments, at fair
      value / face value         $9,154     $3,505     $1,419    $9,057    $2,539     $235    $5,975       $0       $31,884
    Cash and cash equivalents       139        261        141       593       269        9        29       81         1,522
    Contributions receivable:
      Employees                     122         94         90       144        66        6        78        -           600
      Employer                      155         28         11        46        21        -        95        -           356
    Accrued interest                111          -          -         -         -        -         -        -           111
                                -------    -------   --------   -------   -------  -------   -------  -------       -------
        Total Assets              9,681      3,888      1,661     9,840     2,895      250     6,177       81        34,473
                                -------    -------   --------   -------   -------  -------   -------  -------       -------
Liabilities:
    Accrued expenses                  6          2          1         6         2        -         -        -            17
                                -------    -------   --------   -------   -------  -------   -------  -------       -------
        Total Liabilities             6          2          1         6         2        -         -        -            17
                                -------    -------   --------   -------   -------  -------   -------  -------       -------
    Net assets available
     for benefits                $9,675     $3,886     $1,660    $9,834    $2,893     $250    $6,177      $81       $34,456
                                =======    =======   ========   =======   =======  =======   =======  =======       =======

                                                      Mid to    Small to
December 31, 1997                 Fixed   Balanced    Lg. Cap    Mid Cap    Int'l   Lg. Cap      BI-    Distribution
-----------------                Income       Fund       Fund      Fund      Fund     Fund     Stock     Account    Total
                                 ------       ----       ----      ----      ----     ----     -----     -------    -----

  Assets:
    Net investments, at fair
      value / face value         $8,045     $2,554     $355      $6,266    $2,087     $0      $3,012       $0       $22,319
    Cash and cash equivalents       359        132      136       1,604       153      -           -       66         2,450
    Contributions receivable:
      Employees                     151         95       50         160        65      -          42        -           563
      Employer                      449         98       17         193        66      -          56        -           879
    Accrued interest                 93          -        -           -         -      -           -        -            93
                                -------    -------   --------   -------   -------  -------   -------  -------       -------
        Total Assets              9,097      2,879      558       8,223     2,371      -       3,110       66        26,304
                                -------    -------   --------   -------   -------  -------   -------  -------       -------
Liabilities:
    Accrued expenses                  9          3        1           8         2      -           -        -            23
                                -------    -------   --------   -------   -------  -------   -------  -------       -------
        Total Liabilities             9          3        1           8         2      -           -        -            23
                                -------    -------   --------   -------   -------  -------   -------  -------       -------
    Net assets available
     for benefits                $9,088     $2,876     $557      $8,215    $2,369     $0      $3,110      $66       $26,281
                                =======    =======   ========   =======   =======  =======   =======  =======       =======

H. STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND


                                                      Mid to    Small to
Year Ended December 31, 1997      Fixed   Balanced    Lg. Cap    Mid Cap    Int'l     Lg. Cap      BI-     Distribution
----------------------------     Income       Fund       Fund      Fund      Fund       Fund     Stock      Account    Total
                                 ------       ----       ----      ----      ----       ----     -----      -------    -----
Additions:
 Contributions from employees    $2,215     $1,414       $899   $2,365    $1,017        $9        $932     $271        $9,122
 Contributions from employers       578        125         38      171        91         -         399        -         1,402
 Investment income                  493         91         18      143        53         -           1        3           802
 Net realized and unrealized
  appreciation (depreciation)
  in investments                    (5)        483        213    1,506       396         4       2,194        -         4,791
                                -------    -------    -------  -------   -------   -------     -------  -------       -------
  Total Additions                 3,281      2,113      1,168    4,185     1,557        13       3,526      274        16,117
                                -------    -------    -------  -------   -------   -------     -------  -------       -------
Deductions:
 Distribution to participants     2,132        860        279    2,445       827         1         772      259         7,575
 Investment management and
  administrative fees                36         63         17      167        49         1          34        -           367
                                -------    -------    -------  -------   -------   -------     -------  -------       -------
   Total Deductions               2,168        923        296    2,612       876         2         806      259         7,942
                                -------    -------    -------  -------   -------   -------     -------  -------       -------

 Net Transfers                    (526)      (180)        231       46     (157)       239         347        -             -
                                -------    -------    -------  -------   -------   -------     -------  -------       -------
 Net increase in assets             587      1,010      1,103    1,619       524       250       3,067       15         8,175

 Net assets available for
  benefits, beginning of year     9,088      2,876        557    8,215     2,369         -       3,110       66        26,281
                                -------    -------    -------  -------   -------   -------     -------  -------       -------
 Net assets available for
  benefits, end of year          $9,675     $3,886     $1,660   $9,834    $2,893      $250      $6,177      $81       $34,456
                                =======    =======    =======  =======   =======   =======     =======  =======       =======

BUTLER SERVICE GROUP, INC.
401(K) PLAN

ITEM 27A OF FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
------------------------------------------------------------------------------------------------------------------------------

                                                                                        CURRENT VALUE/
                                     INTEREST                            PAR                 FACE
              DESCRIPTION              RATE         MATURES             VALUE                VALUE                COST
------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents:
    Cash                                                                                       $   11,401           $   11,401
    PW Retirement Money Fund                                                                      248,531              248,531
    Paine Webber Cashfund                                                                         141,061              141,061
    Sansom St. Money Market                                                                     1,120,980            1,120,980
                                                                                    ------------------------------------------
    Portfolio
                                                                                               $1,521,973           $1,521,973
                                                                                    ==========================================
US GOVERNMENT OBLIGATIONS:
    US Treasury Note                     6.375%        04/30/99             $135,000           $  136,266           $  136,425
    US Treasury Note                     6.875%        03/31/00              118,000              120,988              121,024
    US Treasury Note                     7.875%        11/15/04              182,000              203,500              201,423
    US Treasury Bond                     7.125%        02/15/23              122,000              139,232              133,418
                                                                   -----------------------------------------------------------
                                                                            $557,000           $  599,986           $  592,290
                                                                   ===========================================================

BONDS:
    Ford Mtr Cr Co Global NT             7.000%        09/25/01             $ 74,000           $   75,759           $   76,125
    Genl Motors Accept Corp              6.625%        10/01/02               75,000               76,120               76,188
    Lehman Brothers Sr Sub               7.250%        04/15/03               84,000               86,720               86,958
    Amer Home Prods Corp                 7.900%        02/15/05               71,000               77,397               76,725
    Donaldson Lukfin Jen                 6.875%        11/01/05               75,000               76,033               76,054
    Untd Parcel Service Amer Inc         8.375%        04/01/20               64,000               78,055               76,486
                                                                   -----------------------------------------------------------
                                                                            $443,000           $  470,084           $  468,536
                                                                   ===========================================================
CERTIFICATES OF DEPOSIT:
    Ponce Fed Bk FSB Pr                  5.000%        07/14/98                                $   90,000           $   90,000
    LaSalle National Bank                4.150%        10/28/98                                   180,000              180,000
    Greenwood Tr Co DE                   4.950%        11/03/98                                    90,000               90,000
    LaSalle NB                           4.550%        11/24/98                                    90,000               90,000
    Greenwood Tr Co DE                   5.000%        11/24/98                                   360,000              360,000
    LaSalle Bk NI                        5.550%        03/26/99                                    15,000               15,000
    Ocwen Fed Bank                       6.250%        04/30/99                                    30,000               30,000
    European American Bk                 6.000%        06/22/99                                     9,000                9,000
    Contl Bk Chicago                     5.800%        08/19/99                                    45,000               45,000
    Contl Bk Chicago                     5.600%        09/23/99                                    20,000               20,000
    Contl Bk Chicago                     5.700%        10/07/99                                   135,000              135,000
    Republic B & T                       5.600%        10/18/99                                     6,000                6,000
    MBNA America Bk N.A.                 5.400%        12/20/99                                     7,000                7,000
    Continental Bk NA                    6.150%        01/13/00                                    30,000               30,000
    Continental Bk NA                    6.100%        01/20/00                                    90,000               90,000
    Berkely Fed Bk & Tr                  5.250%        01/24/00                                    95,000               95,000
    Poncebank Ponce Pr                   5.850%        04/03/00                                     6,000                6,000
    Continental Bk NA                    5.600%        04/07/00                                   105,000              105,000
    Continental Bk NA                    5.650%        04/14/00                                   126,000              126,000
    Continental Bk NA                    5.400%        04/21/00                                    17,000               17,000
    Continental Bk NA                    5.400%        04/28/00                                     3,000                3,000
    Bank Amer Phoenix                    5.500%        05/10/00                                   275,000              275,000
    Continental Bk NA                    5.500%        05/26/00                                    20,000               20,000
    LaSalle Bk Northwest                 5.850%        08/28/00                                    12,000               12,000
    Berkeley Fed Bk & Tr                 5.800%        10/11/00                                     9,000                9,000

    Greenwood Tr Co DE                   5.100%        10/27/00                                    90,000               90,000
    Greenwood Tr Co DE                   5.450%        11/17/00                                    45,000               45,000
    Berkely Fed Bk & Tr                  5.600%        11/29/00                                    90,000               90,000
    Greenwood Tr Co DE                   5.400%        12/15/00                                    12,000               12,000
    Greenwood Tr Co DE                   5.400%        12/22/00                                   270,000              270,000
    Ocwen Fed Bank                       5.900%        12/26/00                                    90,000               90,000
    Berkely Fed Bk & Tr                  5.500%        12/27/00                                   175,000              175,000
    LaSalle NB                           5.100%        01/10/01                                    80,000               80,000
    Greenwood Tr Co DE                   5.350%        01/19/01                                    15,000               15,000
    Berkely Fed Bk & Tr                  5.300%        01/24/01                                    95,000               95,000
    MBNA Amer Bank                       6.100%        01/29/01                                    20,000               20,000
    Greenwood Tr Co DE                   5.400%        02/02/01                                    12,000               12,000
    Ocwen Fed Bk FSB                     5.900%        02/26/01                                    95,000               95,000
    Berkeley Fed Bk & Tr                 5.500%        03/06/01                                    95,000               95,000
    Household Bank                       6.000%        04/03/01                                    20,000               20,000
    Ocwen Fed Bank                       6.350%        05/21/01                                   100,000              100,000
    Ocwen Fed Bank                       6.400%        06/04/01                                    30,000               30,000
    LaSalle NB                           6.350%        06/08/01                                    50,000               50,000
    Ocwen Fed Bank                       6.350%        06/18/01                                    20,000               20,000
    FCC Natl Bk Wilmingtn                6.100%        08/15/01                                    65,000               65,000
    Greenwood Trust Co                   6.150%        08/28/01                                    60,000               60,000
    MBNA Amer Bank                       6.050%        09/17/01                                    50,000               50,000
    MBNA Amer Bank                       6.050%        09/17/01                                    95,000               95,000
    European American Bk                 6.250%        09/25/01                                    30,000               30,000
    Bankers Trust Co                     6.300%        01/24/02                                    95,000               95,000
    FNB of Com                           6.250%        01/29/02                                    25,000               25,000
    Ocwen Fed Bank                       6.500%        06/11/02                                    15,000               15,000
    MBNA Bank                            6.100%        07/23/02                                    95,000               95,000
    Contl Bk Chicago                     6.400%        08/26/02                                    30,000               30,000
    MBNA Bank                            6.000%        08/27/02                                    50,000               50,000
    First Dep Natl Bk                    6.100%        09/05/02                                    40,000               40,000
    MBNA Amer Bank                       6.100%        09/17/02                                    95,000               95,000
    MBNA Amer Bank                       6.100%        09/17/02                                    95,000               95,000
    Contl Bk Chicago                     6.200%        09/23/02                                     6,000                6,000
    European American Bk                 5.650%        11/22/02                                    45,000               45,000
    Signal Bank NA                       6.000%        12/03/02                                    90,000               90,000
    FCC Natl Bk Wilmingtn                5.900%        12/17/02                                    15,000               15,000
    Continental Bk NA                    6.550%        01/13/03                                    25,000               25,000
    Continental Bk NA                    6.400%        02/03/03                                    18,000               18,000
    Continental Bk NA                    6.300%        02/10/03                                    10,000               10,000
    Continental Bk NA                    6.200%        02/18/03                                    20,000               20,000
    Continental Bk NA                    5.700%        03/17/03                                   165,000              165,000
    European American Bk                 6.200%        03/27/03                                    95,000               95,000
    Household Bank                       6.500%        04/17/03                                    10,000               10,000
    Continental Bk NA                    6.000%        06/09/03                                   220,000              220,000
    LaSalle NB                           6.600%        09/18/03                                    15,000               15,000
    LaSalle National Bank                6.450%        09/25/03                                    90,000               90,000
    Greenwood Tr Co DE                   5.500%        10/27/03                                    90,000               90,000
    Greenwood Tr Co DE                   5.750%        11/10/03                                    45,000               45,000
    Greenwood Tr Co DE                   5.900%        11/17/03                                    48,000               48,000
    Greenwood Tr Co DE                   6.000%        12/22/03                                    20,000               20,000
    Greenwood Tr Co DE                   6.000%        12/29/03                                    10,000               10,000
    LaSalle NB                           5.300%        01/05/04                                    12,000               12,000
    Greenwood Tr Co DE                   5.800%        01/20/04                                     6,000                6,000
    Greenwood Tr Co DE                   5.850%        01/26/04                                    39,000               39,000
    LaSalle NB Monthly                   5.300%        01/26/04                                   305,000              305,000
    Greenwood Tr Co DE                   6.000%        02/17/04                                   230,000              230,000
    LaSalle NB                           6.050%        03/16/04                                    20,000               20,000
    LaSalle NB                           6.050%        03/23/04                                   260,000              260,000
    LaSalle NB                           6.050%        03/30/04                                     9,000                9,000
    LaSalle NB                           6.650%        04/27/04                                    10,000               10,000
    LaSalle NB Chi IL                    6.350%        06/04/04                                    90,000               90,000
    LaSalle National Bank                6.550%        06/29/04                                    10,000               10,000
    LaSalle National Bank                6.500%        07/27/04                                    15,000               15,000

    Lasalle Natl Bk                      6.100%        09/17/04                                    95,000               95,000
    LaSalle Cragin Bk                    6.700%        04/19/05                                     8,000                8,000
    LaSalle NB                           6.500%        04/26/05                                    13,000               13,000
    LaSalle Cragin Bk                    6.600%        05/03/05                                    14,000               14,000
    LaSalle NB                           6.200%        05/24/05                                    90,000               90,000
    LaSalle NB Semi                      6.250%        05/31/05                                   265,000              265,000
    LaSalle NB                           5.700%        06/14/05                                    30,000               30,000
    LaSalle Nat Bank                     6.100%        06/21/05                                    10,000               10,000
    LaSalle NB                           5.900%        06/28/05                                   265,000              265,000
    LaSalle NB                           5.950%        07/26/05                                    30,000               30,000
    LaSalle NB                           6.250%        08/30/05                                   276,000              276,000
    Republic B & T                       6.000%        09/20/05                                    30,000               30,000
    LaSalle NB                           5.950%        09/27/05                                   205,000              205,000
    European American Bk                 6.050%        10/04/05                                    10,000               10,000
    European American Bk                 5.750%        11/29/05                                    86,000               86,000
    European American Bk                 5.700%        12/06/05                                    35,000               35,000
    LaSalle NB                           5.900%        02/28/06                                   190,000              190,000
    LaSalle NB                           6.000%        03/13/06                                    50,000               50,000
    European American Bk                 6.400%        03/27/06                                    90,000               90,000
    LaSalle National Bank                6.650%        09/25/06                                    90,000               90,000
    European Amern Bk                    6.450%        01/22/07                                    15,000               15,000
    Lasalle Natl Bk                      6.150%        02/26/07                                    95,000               95,000
    FNB of Ordway                        6.300%        07/23/07                                    95,000               95,000
    Lasalle Natl Bk                      6.350%        09/04/07                                    50,000               50,000
    Lasalle Natl Bk                      6.300%        09/17/07                                    38,000               38,000
    Lasalle Natl Bk                      6.300%        09/17/07                                    95,000               95,000
    Lasalle Natl Bk                      6.300%        09/17/07                                    95,000               95,000
    LaSalle Natl Bk                      5.900%        12/03/07                                    90,000               90,000
    European American Bk                 7.000%        12/06/10                                    20,000               20,000
    LaSalle NB Chi IL                    7.000%        12/27/10                                   190,000              190,000
    LaSalle NI                           7.000%        12/28/10                                    95,000               95,000
    Provident Bank Ohio                  6.750%        01/26/11                                    10,000               10,000
                                                                                    ------------------------------------------
                                                                                               $8,922,000           $8,922,000
                                                                                    ==========================================

                                                                                    ==========================================
    Loans to Participants                7%-10.25%     1/98-9/27                               $  613,736           $  613,736
                                                                                    ==========================================


                                                                      CURRENT VALUE/
                                                                           FACE
                DESCRIPTION                             SHARES            VALUE                COST
  --------------------------------------           -------------------------------------------------------
Common Stocks:
    3COM Corp                                                9,332         $   326,041         $   313,289
    ABN Amro Hldg NV                                         2,605              50,797              49,007
    ABT Building Products Corp                               3,680              66,240              80,989
    Adobe Systems Inc                                        3,860             159,225             142,838
    AES Corp                                                 7,644             356,402             177,723
    Aetna Inc                                                3,530             249,087             282,155
    Aktiebolaget Electrolux LTD                                765              52,785              45,913
    Alcatel Alsthom                                          3,130              79,230              50,080
    Allied Domecq PLC                                        5,940              53,757              45,200
    Allstate Corp                                               51               4,615               4,480
    Aluminum Co America                                         32               2,252               2,253
    AMBAC Financial Group Inc                                1,540              70,840              66,146
    Amer Greetings A                                            65               2,543               2,391
    Amer Home Products                                          50               3,825               3,667
    Amer Intl Group Inc                                        600              65,250              52,719
    Amer Standard Companies                                  4,930             188,883             219,649
    Amer Stores Co                                          10,440             214,678             211,745
    Amer Stores Co New                                       2,390              49,146              59,451
    Amerin Corp                                              1,970              55,160              46,889
    Ameritech Corp New                                         895              72,048              61,235
    Ametek Inc New                                           2,435              65,745              59,833
    Amgen Inc                                                1,200              64,950              67,300
    Asia Pulp & Paper LTD                                    7,860              77,618              88,931
    Astra AB                                                 3,277              54,071              57,073
    Atmel Corp                                               3,540              65,713              93,533
    AXA - UAP                                                2,325              90,675              85,153
    Baker Hughes Inc                                         1,000              43,625              35,400
    Banc One Corp                                            1,264              68,652              65,906
    BankAmerica Corp                                            61               4,453               4,686
    BankBoston Corp                                            994              93,374              74,646
    Bat Industries PLC                                       4,355              81,656              76,275
    Bear Stearns Cos Inc                                        67               3,183               2,919
    Becton Dickinson & Co                                    1,410              70,500              68,113
    Bell Atlantic Corp                                          40               3,640               3,487
    Bellsouth Corp                                              79               4,449               4,231
    Biogen Inc                                               2,890             105,124              94,488
    Briggs & Stratton Corp                                     920              44,678              48,070
    Bristol Myers Squibb Co                                    533              50,435              43,306
    British Pete PLC                                         1,035              82,477              89,796
    Brunswick Corp                                           3,050              92,455              75,635
    Butler Intl Inc New                                    334,934           5,861,345           3,792,988
    Cadbury Schweppes PLC                                    1,265              52,339              42,967
    Case Corp                                                2,642             159,677             152,124
    Caterpillar Inc                                          1,385              67,173              68,480
    CBS Corp                                                 2,000              58,876              37,638
    CDN Pac Ltd New Canada                                   2,170              59,133              64,575
    Chase Manhattan Corp                                     2,230             244,185             201,946
    Chase Manhattan Corp New                                   585              64,057              69,196
    Cigna Corp                                               1,036             178,580             169,426
    Circuit City Stores                                        830              29,517              28,429
    Cisco Sys Inc                                              741              41,311              31,348
    CIT Group Inc Cl A                                       3,200             103,200              95,800
    Citicorp                                                 2,300             290,807             240,404
    Coastal Corp                                                50               3,097               3,027
    Coca Cola Co Com                                           105               7,002               6,443
    Columbia Gas Sys                                            36               2,828               2,660
    Compagnie Generale Des Eaux                              3,005              83,918              75,179

    Compaq Computer Corp                                       577              32,600              23,243
    Computer Assoc Intl Inc                                  2,062             109,286              90,709
    Conagra Inc                                                 67               2,219               2,409
    Contl Airlines Cl B                                         76               3,657               3,422
    Daimler Benz A G                                           770              55,633              54,101
    Dallas Semiconductor Corp                                2,170              88,428              49,910
    Dayton Hudson Corp                                       2,905             196,088             130,166
    Deere and Co                                             1,830             106,598              76,000
    Den Danske Bank A F                                        435              58,002              36,813
    Deutche Bank A G                                         1,245              87,937              59,278
    Diageo Plc                                               2,085              78,969              66,291
    Du Pont De Nemours                                       1,000              60,063              56,063
    Eaton Corp                                               1,030              91,928              74,448
    ECI Telecom LTD                                          6,320             161,160             134,300
    Electronic Data Sys Corp New                             2,580             113,360              95,028
    Elf Aquitaine                                            1,514              88,758              70,396
    EMC Corp Mass                                            9,200             252,430             152,375
    Endesa S A                                               4,160              75,662              72,800
    ENI Spa                                                  1,445              82,456              75,201
    Enron Corp Exch NT 1998 Preferred                        1,205              24,853              25,221
    Entergy Corp New                                            71               2,126               1,829
    Exel LTD Ord Bermuda                                     1,820             115,343              68,933
    Exxon Corp                                               1,247              76,301              77,238
    Fannie Mae                                               1,025              58,490              40,966
    Federal Mogul Corp                                       1,600              64,800              60,625
    Federated Department Stores Inc New                      1,473              63,432              61,875
    Fiat SPA                                                10,356              78,322              78,560
    First Chicago NBD Corp                                      44               3,674               3,385
    First Union Corp                                         3,150             161,437             155,875
    Flour Corp                                               2,380              88,952             137,231
    Ford Motor Co Com                                        1,460              70,902              69,205
    Gateway 2000 Inc                                         2,355              77,127              71,375
    Genl Dynamics Corp                                         760              65,930              65,242
    Genl Elec Co PLC                                         8,025              52,684              50,948
    Genl Electric Co                                           936              68,679              56,486
    Genl Re Corp                                               325              68,900              65,498
    Gillette Company                                            39               3,917               3,700
    Goodyear Tire & Rubber                                      37               2,354               2,361
    Greenpoint Financial Corp                                  960              69,660              61,696
    GTech Holdings Corp                                      2,750              87,829              91,242
    Halliburton Co                                           1,234              64,014              66,858
    Hannaford Bros Co                                        1,460              63,419              50,225
    Hartford Fincl Services Group Inc                          800              74,850              60,986
    Hasbro Inc                                               2,160              68,040              61,044
    HBO & Co GA                                                 64               3,072               2,858
    Heineken N V                                               157              27,338              26,523
    Hilton Hotels Corp                                       3,550             105,612              95,184
    Hoechst AG                                               1,940              68,022              85,778
    Hormel Foods Corp                                        3,600             117,900              94,786
    HSBC Hldgs PLC                                             224              55,218              49,580
    Illinois Centl Corp Sr A                                 2,490              84,817              89,094
    Ingersoll Rand                                           1,705              69,053              70,987
    Intel Corp                                                 500              35,125              44,298
    Intl Business Mach                                         651              68,111              59,619
    IPC Holdings LTD                                         3,470             111,689              93,386
    Johnson & Johnson Com                                      900              59,287              50,084
    Kimberly Clarck Corp                                        53               2,614               2,669
    KN Energy Inc                                            2,680             144,720             106,431
    Lilly Eli & Co                                             776              54,029              31,801
    Lockheed Martin Corp                                     3,580             352,630             332,671
    LSI Logic Corp                                           6,600             129,525             196,113
    Mannesmann Aktiengesell-Schaft                             164              82,910              70,980
    Matsushita Elec Ind                                        401              60,952              63,196
    Mattel Inc                                               3,080             114,730              89,599

    McGraw Hill Companies Inc                                1,540             113,960              71,908
    Medpartners Inc                                         13,510             302,286             269,038
    Medtronic Inc                                               69               3,622               3,411
    MEMC Electr Materials                                    3,420              52,155              84,388
    Mercantile Bancorporation Inc                            2,305             141,758              76,650
    Merck & Co                                                 600              63,600              55,397
    Microsoft Corp                                              59               7,626               8,177
    Mitsui Marine & Fire Ins LTD                             1,125              57,625              60,780
    Morton Intl Inc                                          6,930             238,219             216,373
    Natl Power PLC                                           2,052              81,310              69,342
    Nestle S A                                               1,086              81,493              59,458
    Nintendo LTD                                             4,205              51,747              37,000
    Novartis AG                                                996              80,920              57,578
    NY Times Co A                                               60               3,967               3,581
    OM Group Inc                                             3,050             111,706              83,496
    Omnicom Group                                               86               3,644               3,072
    Oracle Corp                                                 92               2,053               2,679
    Pacificare Health Systems Inc                            1,140              59,708              85,097
    Parker Hannifin Corp                                     1,310              60,096              33,842
    Pep Boys Manny Moe & Jack                                5,950             142,056             196,286
    Pepsico Inc                                              1,497              54,266              50,409
    Pfizer Inc                                                  86               6,412               6,313
    Philip Morris Cos Inc                                    1,601              72,445              65,455
    PNC Bank Corp                                               64               3,644               3,376
    Potash Corp Sask Inc Canada                                755              62,665              62,916
    Praxair Inc                                                 52               2,340               2,256
    Procter & Gamble Co                                         75               5,986               5,724
    Progressive Corp Ohio                                      620              74,322              66,491
    Reading & Bates Corp New                                   940              39,363              38,775
    Reynolds Metals Co                                       1,650              99,000              95,109
    Rhone Poulenc SA Amer                                    1,790              79,097              60,636
    Ricoh LTD                                                  810              50,461              47,398
    Rohm Haas Co                                                29               2,777               2,639
    Royal Dutch Petroleum Co New                             1,480              80,198              63,178
    Sabre Group Holdings Inc Cl A                            1,790              51,686              53,516
    Santa Fe Intl Corp                                       2,960             120,620             120,463
    SBC Communications Inc                                      65               4,761               4,574
    Schlumberger Ltd                                           900              72,450              72,794
    Sears Roebuck                                               43               1,946               2,032
    SLM Hldg Corp VTG                                          485              67,476              71,841
    Societe Generale France                                  2,960              80,693              68,991
    Sony Corp                                                  943              85,577              61,884
    SunAmerica Inc                                              67               2,864               2,705
    Synopsys                                                 3,090             110,467             103,386
    Sysco Corp                                                 630              28,705              24,096
    Telefonos De Mexico SA                                      58               3,252               2,791
    Tellabs Inc                                                 50               2,644               2,700
    Tenet Healthcare Corp                                    8,605             285,041             221,166
    Texaco Inc                                               1,300              70,687              76,575
    Texas Utilities Co                                          69               2,863               2,690
    Thermo Electron Corp                                     1,000              44,000              36,300
    Tidewater Inc                                              370              20,489              23,000
    TJX Cos Inc New                                          2,074              71,294              64,682
    Travelers Group Inc                                      1,442              77,688              47,374
    Travelers Ppty Casualty                                  2,630             115,720             106,305
    UAL Corp New                                               770              71,225              66,748
    Ucar Intl Inc                                            3,520             140,582             151,367
    Ultramar Diamond Shamrock                                3,890             123,994             123,276
    Unilever NV NY Shs                                          50               3,122               2,966
    Unilever PLC                                             1,630              56,235              39,731
    Union Texas Pete Hldgs Inc                               7,055             146,836             161,741
    Vastar Res Inc                                           3,550             126,912             135,184
    Vesta Insurance Group Inc                                2,230             132,406              78,296
    Wallace Computer Services Inc                            2,540              98,743              87,855

    Walmart Stores Inc                                         114               4,496               4,542
    Walt Disney Co                                             649              64,251              49,601
    Warnaco Group Inc Cl A                                   2,200              69,025              64,813
    Wash Mutual Inc                                          4,050             258,443             184,182
    Weatherford Enterra Inc                                  2,480             108,500             108,500
    Wyman Gordon Co                                          2,315              45,432              55,105
    Xerox Corp                                               4,682             345,883             247,360
    Zebra Technologies Corp Cl A                             3,860             114,835             114,833
    Zurich Insurance                                           925              88,279              52,589
                                                                  ----------------------------------------
                                                                           $21,278,594         $17,553,206
                                                                  ========================================

BUTLER SERVICE GROUP, INC.
401(K) PLAN


ITEM 27d of FORM 5500 - SCHEDULE OF REPORTABLE
TRANSACTIONS
YEAR ENDED DECEMBER 31, 1997
------------------------------------------------------------------------------------------------------------------------------------

                                                Number of                                           Number of
                                                  Sales                            Net Gain         Purchase
Asset Description                            Transactions          Proceeds         (Loss)       Transactions             Cost
-------------------------------------        ---------------   ----------------   -----------    ---------------     ---------------
Single transactions in excess of 5% of Plan assets:

None                                                       -              -             -                  -                  -



Series of transactions in excess of 5% of Plan assets:

PW Retirement Money Fund                                 191          8,800,415           -                  278           8,622,918

Sansom Money Market
  Portfolio                                              200         10,950,975           -                  320          10,183,769

Butler International Common Stock                         34            608,813       119,745                 39           1,334,123

                                                                       EXHIBIT 1



INDEPENDENT AUDITORS' CONSENT
-----------------------------


We consent to the incorporation by reference in Registration Statements No. 333-22263, No. 33-58481 and No. 33-87012 on Form S-8, Registration Statement No. 33-59427 on Form S-3 and Post-Effective Amendment No. 4 to Registration Statement No. 33-58278 on Form S-2 of our report dated June 26, 1998 appearing in the Annual Report on Form 11-K of the Butler Service Group, Inc. 401(k) Plan for the year ended December 31, 1997.


/s/ Deloitte & Touche LLP
-------------------------
Parsippany, New Jersey
June 29, 1998

                                  SIGNATURES

         Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BUTLER INTERNATIONAL, INC.
--------------------------
(Registrant)



June 29, 1998                                  By:   /s/ Warren F. Brecht
                                                     --------------------------
                                                         Warren F. Brecht
                                                         Senior Vice President
                                                         and Secretary

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